SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

20 November 2015

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

VESTED SHARE ACCOUNT

The share interests of the under-noted persons discharging managerial responsibility (PDMRs) have increased following the reinvestment of dividends in respect of Ordinary shares as stated below.

The following transactions in Aviva plc Ordinary shares of 25 pence each are notified in accordance with Disclosure & Transparency Rule 3.1.4R(1)(a) and took place in London between 17 November to 19 November 2015 and the Company was advised on
19 November 2015.

Director/PDMR	Nominee/Trustee	Shares Purchased	Share Price
Jason Windsor	Barclays Bank plc Aviva Executive Nominee Account	1,433	498.5076p
John Lister	Barclays Bank plc Aviva Executive Nominee Account	552	498.5076p
Euan Munro	Barclays Bank plc Aviva Executive Nominee Account	1,913	498.5076p
Thomas Stoddard	Barclays Bank plc Aviva Executive Nominee Account	380	498.5076p
Chris Wei	Barclays Bank plc Aviva Executive Nominee Account	678	498.5076p
David McMillan	Computershare Nominees Limited Aviva Vested Share Account	46	495.43p
Nick Amin	Computershare Trustees Limited Aviva Matching Share Plan	13	495.461p

Enquiries:

Julian Baddeley  - Deputy Company Secretary

Tel: +44 (0) 20 7662 9820

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 November, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary